Exhibit 99.1

ADDEX THERAPEUTICS LTD

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Interim Condensed Consolidated Financial Statements
Unaudited Interim Condensed Consolidated Balance Sheets as of September 30, 2022 and December 31, 2021	2
Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss for the three-month and the nine-month periods ended September 30, 2022 and 2021	3
Unaudited Interim Condensed Consolidated Statements of Changes in Equity for the nine-month periods ended September 30, 2022 and 2021	4
Unaudited Interim Condensed Consolidated Statements of Changes in Equity for the three-month periods ended September 30, 2022 and 2021	5
Unaudited Interim Condensed Consolidated Statements of Cash Flows for the nine-month periods ended September 30, 2022 and 2021	7
Unaudited Notes to the Interim Condensed Consolidated Financial Statements for the three-month and nine-month periods ended September 30, 2022	8

Addex Therapeutics │ Interim Condensed Consolidated Financial Statements

Unaudited Interim Condensed Consolidated Balance Sheets

as of September 30, 2022, and December 31, 2021

	Notes	September 30, 2022	December 31, 2021

		Amounts in Swiss francs
ASSETS

Current assets
Cash and cash equivalents	6	10,422,835	20,484,836
Other financial assets	7/15	3,085	17,145
Trade and other receivables	7	297,671	164,785
Contract asset	7	159,368	159,636
Prepayments	7	817,656	1,115,374
Total current assets		11,700,615	21,941,776

Non-current assets
Right-of-use assets	8	433,375	469,989
Property, plant and equipment	9	48,006	72,111
Non-current financial assets	10	54,347	57,908
Retirement benefits assets	14	5,233	-
Total non-current assets		540,961	600,008
Total assets		12,241,576	22,541,784

LIABILITIES AND EQUITY

Current liabilities
Current lease liabilities		285,922	287,698
Payables and accruals	11	3,842,743	3,847,145
Total current liabilities		4,128,665	4,134,843

Non-current liabilities
Non-current lease liabilities		161,184	194,316
Retirement benefits obligations	14	-	1,281,525
Total non-current liabilities		161,184	1,475,841

Equity
Share capital	12	652,730	49,272,952
Share premium	12	274,518,044	283,981,361
Other equity	12	64,620,222	-
Treasury shares reserve	12	(12,326,387)	(11,703,279)
Other reserves		26,697,537	24,437,868
Accumulated deficit		(346,210,419)	(329,057,802)
Total equity		7,951,727	16,931,100
Total liabilities and equity		12,241,576	22,541,784

The accompanying notes form an integral part of these consolidated financial statements.

Addex Therapeutics │ Interim Condensed Consolidated Financial Statements

Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss

for the three-month and nine-month periods ended September 30, 2022 and 2021

		For the three months ended September 30,		For the nine months ended September 30,

	Notes	2022	2021	2022	2021

		Amounts in Swiss francs
Revenue from contract with customer	15	409,417	682,002	830,008	2,518,820
Other income	16	6,282	75,778	16,082	233,261

Operating costs
Research and development		(2,764,684)	(2,862,276)	(12,277,157)	(9,342,158)
General and administration		(1,817,982)	(1,471,335)	(5,590,700)	(4,640,419)
Total operating costs	17	(4,582,666)	(4,333,611)	(17,867,857)	(13,982,577)
Operating loss		(4,166,967)	(3,575,831)	(17,021,767)	(11,230,496)

Finance income		3,604	(12,373)	3,904	356,209
Finance expense		55,733	(9,989)	(134,754)	(53,668)
Finance result	19	59,337	(22,362)	(130,850)	302,541
Net loss before tax		(4,107,630)	(3,598,193)	(17,152,617)	(10,927,955)
Income tax expense		-	-	-	-
Net loss for the period		(4,107,630)	(3,598,193)	(17,152,617)	(10,927,955)

Basic and diluted loss per share for loss attributable to the ordinary equity holders of the Company	20	(0.09)	(0.11)	(0.42)	(0.32)

Other comprehensive income
Items that will never be reclassified to profit and loss:
Remeasurements of retirement benefits obligation		132,905	84,544	1,277,673	336,006
Items that may be classified subsequently to profit and loss:
Exchange difference on translation of foreign operations		(9)	(1,169)	226	527
Other comprehensive income for the period, net of tax		132,896	83,375	1,277,899	336,533
Total comprehensive loss for the period		(3,974,734)	(3,514,818)	(15,874,718)	(10,591,422)

The accompanying notes form an integral part of these consolidated financial statements.

Addex Therapeutics │ Interim Condensed Consolidated Financial Statements

Unaudited Interim Condensed Consolidated Statements of Changes in Equity

for the nine-month periods ended September 30, 2022 and 2021

	Notes	Share Capital	Share Premium	Other equity	Treasury Shares Reserve	Foreign Currency Translation Reserve	Other Reserves	Accumulated Deficit	Total

		Amounts in Swiss francs
Balance as of January 1, 2021		32,848,635	286,888,354	-	(6,078,935)	(657,230)	15,314,867	(313,705,888)	14,609,803
Net loss for the period		-	-	-	-	-	-	(10,927,955)	(10,927,955)
Other comprehensive income for the period		-	-	-	-	527	336,006	-	336,533
Total comprehensive loss for the period		-	-	-	-	527	336,006	(10,927,955)	(10,591,422)
Issue of shares-third parties	12	6,900,000	3,199,323	-	-	-	-	-	10,099,323
Issue of treasury shares	12	9,524,317	-	-	(9,524,317)	-	-	-	-
Cost of share capital issuance		-	(1,896,021)	-	-	-	-	-	(1,896,021)
Value of share-based services	13	-	-	-	-	-	904,016	-	904,016
Movement in treasury shares:	12
Settlement of supplier invoices		-	48,517	-	112,026	-	-	-	160,543
Net purchases under liquidity agreement		-	(5,799)	-	(31,169)	-	-	-	(36,968)
Sales under self- registration		-	3,882	-	7,200	-	-	-	11,082
Cost of treasury shares sales		-	(332)	-	-	-	-	-	(332)
Sales agency agreement		-	41,004	-	39,940	-	-	-	80,944
Balance as of September 30, 2021		49,272,952	288,278,928	-	(15,475,255)	(656,703)	16,554,889	(324,633,843)	13,340,968

Balance as of January 1, 2022		49,272,952	283,981,361	-	(11,703,279)	(657,525)	25,095,393	(329,057,802)	16,931,100
Net loss for the period		-	-	-	-	-	-	(17,152,617)	(17,152,617)
Other comprehensive income for the period		-	-	-	-	226	1,277,673	-	1,277,899
Total comprehensive loss for the period		-	-	-	-	226	1,277,673	(17,152,617)	(15,874,718)
Reduction of the Nominal value		(64,620,222)	-	64,620,222	-	-	-	-	-
Issue of treasury shares	12	16,000,000	-	-	(16,000,000)	-	-	-	-
Cost of treasury shares issuance		-	(215,633)	-	-	-	-	-	(215,633)
Sales under shelf- registration	12	-	(3,275,107)	-	4,500,000	-	-	-	1,224,893
Related costs of sales shelf-registration		-	(115,012)	-	-	-	-	-	(115,012)
Sale of pre-funded warrants	12	-	-	-	-	-	2,841,270	-	2,841,270
Cost of pre-funded warrants sold		-	-	-	-	-	(299,655)	-	(299,655)
Exercise of pre- funded warrants		-	(3,866,860)	-	9,438,570	-	(5,556,941)	-	14,769
Value of warrants and pre-funded warrants	12	-	(999,789)	-	-	-	999,789	-	-
Value of share-based services	13	-	-	-	-	-	2,997,307	-	2,997,307
Movement in treasury shares:	12
Net purchases under liquidity agreement		-	(97,135)	-	83,074	-	-	-	(14,061)
Sales agency agreement		-	(890,294)	-	1,355,248	-	-	-	464,954
Costs under sale agency agreement		-	(3,487)	-	-	-	-	-	(3,487)
Balance as of September 30, 2022		652,730	274,518,044	64,620,222	(12,326,387)	(657,299)	27,354,836	(346,210,419)	7,951,727

The accompanying notes form an integral part of these consolidated financial statements.

Addex Therapeutics │ Interim Condensed Consolidated Financial Statements

Unaudited Interim Condensed Consolidated Statements of Changes in Equity

for the three-month period ended September 30, 2022 (1/2)

	Notes	Share Capital	Share Premium	Treasury Shares Reserve	Foreign Currency Translation Reserve	Other Reserves	Accumulated Deficit	Total

		Amounts in Swiss francs
Balance as of January 1, 2021		32,848,635	286,888,354	(6,078,935)	(657,230)	15,314,867	(313,705,888)	14,609,803
Net loss for the period		-	-	-	-	-	(2,639,613)	(2,639,613)
Other comprehensive income for the period		-	-	-	464	125,401	-	125,865
Total comprehensive loss for the period		-	-	-	464	125,401	(2,639,613)	(2,513,748)
Issue of shares - third parties	12	6,900,000	3,199,323	-	-	-	-	10,099,323
Cost of share capital issuance		-	(1,767,053)	-	-	-	-	(1,767,053)
Value of share-based services	13	-	-	-	-	186,102	-	186,102
Movement in treasury shares:	12
Settlement of supplier invoices		-	21,284	37,382	-	-	-	58,666
Net purchases under liquidity agreement		-	8,061	(63,028)	-	-	-	(54,967)
Sale agency Agreement		-	41,004	39,940	-	-	-	80,944
Balance as of March 31, 2021		39,748,635	288,390,973	(6,064,641)	(656,766)	15,626,370	(316,345,501)	20,699,070
Net loss for the period		-	-	-	-	-	(4,690,149)	(4,690,149)
Other comprehensive income for the period		-	-	-	1,232	126,061	-	127,293
Total comprehensive loss for the period		-	-	-	1,232	126,061	(4,690,149)	(4,562,856)
Issue of treasury shares	12	9,524,317	-	(9,524,317)	-	-	-	-
Cost of share capital issuance		-	(135,434)	-	-	-	-	(135,434)
Value of share-based services	13	-	-	-	-	336,849	-	336,849
Movement in treasury shares:	12
Settlement of supplier invoices		-	13,831	42,924	-	-	-	56,755
Net sales under liquidity agreement		-	(12,483)	40,825	-	-	-	28,342
Balance as of June 30, 2021		49,272,952	288,256,887	(15,505,209)	(655,534)	16,089,280	(321,035,650)	16,422,726
Net loss for the period		-	-	-	-	-	(3,598,193)	(3,598,193)
Other comprehensive income for the period		-	-	-	(1,169)	84,544	-	83,375
Total comprehensive loss for the period		-	-	-	(1,169)	84,544	(3,598,193)	(3,514,818)
Cost of share capital issuance		-	6,466	-	-	-	-	6,466
Value of share-based services	13	-	-	-	-	381,065	-	381,065
Movement in treasury shares:	12
Settlement of supplier invoices		-	13,402	31,720	-	-	-	45,122
Net purchases under liquidity agreement		-	(1,377)	(8,966)	-	-	-	(10,343)
Sales under shelf registration		-	3,882	7,200	-	-	-	11,082
Cost of treasury shares sales		-	(332)	-	-	-	-	(332)
Balance as of September 30, 2021		49,272,952	288,278,928	(15,475,255)	(656,703)	16,554,889	(324,633,843)	13,340,968

The accompanying notes form an integral part of these consolidated financial statements.

Addex Therapeutics │ Interim Condensed Consolidated Financial Statements

Unaudited Interim Condensed Consolidated Statements of Changes in Equity

for the three-month period ended September 30, 2022 (2/2)

	Notes	Share Capital	Share Premium	Other equity	Treasury Shares Reserve	Foreign Currency Translation Reserve	Other Reserves	Accumulated Deficit	Total

		Amounts in Swiss francs
Balance as of January 1, 2022		49,272,952	283,981,361	-	(11,703,279)	(657,525)	25,095,393	(329,057,802)	16,931,100
Net loss for the period		-	-	-	-	-	-	(5,823,735)	(5,823,735)
Other comprehensive income for the period		-	-	-	-	27	665,819	-	665,846
Total comprehensive loss for the period		-	-	-	-	27	665,819	(5,823,735)	(5,157,889)
Issue of treasury shares	12	16,000,000	-	-	(16,000,000)	-	-	-	-
Cost of treasury shares issuance		-	(210,633)	-	-	-	-	-	(210,633)
Related costs of sales shelf registration		-	(2,223)	-	-	-	-	-	(2,223)
Cost of pre-funded warrants sold		-	-	-	-	-	(36,534)	-	(36,534)
Value of share-based services	13	-	-	-	-	-	1,440,052	-	1,440,052
Movement in treasury shares:	12
Net purchases under liquidity agreement		-	(26,252)	-	17,692	-	-	-	(8,560)
Balance as of March 31, 2022		65,272,952	283,742,253	-	(27,685,587)	(657,498)	27,164,730	(334,881,537)	12,955,313
Net loss for the period		-	-	-	-	-	-	(7,221,252)	(7,221,252)
Other comprehensive income for the period		-	-	-	-	208	478,949	-	479,157
Total comprehensive loss for the period		-	-	-	-	208	478,949	(7,221,252)	(6,742,095)
Cost of treasury shares issuance		-	(5,000)	-	-	-	-	-	(5,000)
Value of share-based services	13	-	-	-	-	-	659,259	-	659,259
Movement in treasury shares:	12
Net purchases under liquidity agreement		-	(20,790)	-	15,765	-	-	-	(5,025)
Balance as of June 30, 2022		65,272,952	283,716,463	-	(27,669,822)	(657,290)	28,302,938	(342,102,789)	6,862,452
Net loss for the period		-	-	-	-	-	-	(4,107,630)	(4,107,630)
Other comprehensive income for the period		-	-	-	-	(9)	132,905	-	132,896
Total comprehensive loss for the period		-	-	-	-	(9)	132,905	(4,107,630)	(3,974,734)
Reduction of the Nominal value		(64,620,222)	-	64,620,222	-	-	-	-	-
Sales under shelf-registration	12	-	(3,275,107)	-	4,500,000	-	-	-	1,224,893
Related costs of sales Shelf-registration		-	(112,789)	-	-	-	-	-	(112,789)
Sale of pre-funded warrants		-	-	-	-	-	2,841,270	-	2,841,270
Cost of pre-funded warrants sold		-	-	-	-	-	(263,121)	-	(263,121)
Exercise of pre-funded warrants		-	(3,866,860)	-	9,438,570	-	(5,556,941)	-	14,769
Value of warrants and pre-funded warrants		-	(999,789)	-	-	-	999,789	-	-
Value of share-based services	13	-	-	-	-	-	897,996	-	897,996
Movement in treasury shares:	12
Net purchases under liquidity agreement		-	(50,093)	-	49,617	-	-	-	(476)
Sale agency Agreement		-	(890,294)	-	1,355,248	-	-	-	464,954
Costs under sale Agency agreement		-	(3,487)	-		-	-	-	(3,487)
Balance as of September 30, 2022		652,730	274,518,044	64,620,222	(12,326,387)	(657,299)	27,354,836	(346,210,419)	7,951,727

The accompanying notes form an integral part of these consolidated financial statements.

Addex Therapeutics │ Interim Condensed Consolidated Financial Statements

Unaudited Interim Condensed Consolidated Statements of Cash Flows

for the nine-month periods ended September 30, 2022 and 2021

		For the nine months ended September 30,
	Notes	2022	2021

		Amounts in Swiss francs
Net loss for the period		(17,152,617)	(10,927,955)
Adjustments for:
Depreciation	8/9	247,496	264,647
Disposal of right-of-use assets		-	(127)
Value of share-based services	13	2,997,307	904,016
Post-employment benefits		(9,085)	(138,926)
Finance cost/(income) net		8,645	(328,768)
Decrease in other financial assets	7	14,060	36,967
Increase in trade and other receivables	7	(132,886)	(130,662)
Decrease / (increase) in contract asset	7	268	(383,432)
Decrease / (increase) in prepayments	7	297,718	(841,139)
Increase in payables and accruals	11	363,717	444,687
Decrease in contract liability	15	-	(733,668)
Decrease in deferred income	16	-	(86,481)
Services paid in shares	12	-	160,543
Net cash used in operating activities		(13,365,377)	(11,760,298)

Cash flows from investing activities
Purchase of property, plant and equipment	9	(580)	(7,063)
Proceeds from decrease in non-current financial assets		3,561	1,149
Net cash from/(used in) investing activities		2,981	(5,914)

Cash flows from financing activities
Proceeds from capital increase		-	10,161,746
Costs paid on issue of shares		-	(1,685,668)
Proceeds from sale of treasury shares – shelf registration	12	1,224,893	-
Costs paid on sale of treasury shares – shelf registration		(275,640)	-
Proceeds from sale of pre-funded warrants	12	2,841,270	-
Costs paid on sale of pre-funded warrants		(507,145)	-
Proceeds from the exercise of pre-funded warrants	12	14,769	-
Sale of treasury shares under liquidity and sale agency agreement	12	450,893	54,726
Costs paid on sale of treasury shares under sale agency agreement		(3,487)	-
Cost paid on issue of treasury shares	12	(215,634)	-
Principal element of lease payment		(221,105)	(235,715)
Interest received	19	3,904	4,568
Interest paid	19	(41,130)	(53,668)
Net cash from financing activities		3,271,588	8,245,989

Decrease in cash and cash equivalents		(10,090,808)	(3,520,223)

Cash and cash equivalents at the beginning of the period	6	20,484,836	18,695,040
Exchange difference on cash and cash equivalents		28,807	311,297

Cash and cash equivalents at the end of the period	6	10,422,835	15,486,114

The accompanying notes form an integral part of these consolidated financial statements.

Addex Therapeutics│Interim Condensed Consolidated Financial Statements│Notes

Unaudited Notes to the Interim Condensed Consolidated Financial Statements

for the three-month and nine-month periods ended September 30, 2022

(Amounts in Swiss francs)

1. General information

Addex Therapeutics Ltd (the “Company”), formerly Addex Pharmaceuticals Ltd, and its subsidiaries (together, the “Group”) are a clinical stage pharmaceutical group applying its leading allosteric modulator drug discovery platform to discovery and development of small molecule pharmaceutical products, with an initial focus on central nervous system disorders.

The Company is a Swiss stockholding corporation domiciled c/o Addex Pharma SA, Chemin des Aulx 12, CH1228 Plan-les-Ouates, Geneva, Switzerland and the parent company of Addex Pharma SA, Addex Pharmaceuticals France SAS and Addex Pharmaceuticals Inc. registered in Delaware with its principal business location in San Francisco, California, United States. Its registered shares are traded at the SIX, Swiss Exchange, under the ticker symbol ADXN. On January 29, 2020, the Group listed on the Nasdaq Stock Market, American Depositary Shares (ADSs) under the symbol “ADXN”, without a new issuance of securities. ADSs represents shares that continue to be admitted to trading on SIX Swiss Exchange.

These condensed consolidated financial statements have been approved for issuance by the Board of Directors on November 10, 2022.

2. Basis of preparation

These interim condensed consolidated financial statements for the three-month and nine-month periods ended September 30, 2022, have been prepared under the historic cost convention and in accordance with IAS 34 “Interim Financial Reporting” and are presented in a format consistent with the consolidated financial statements under IAS 1 “Presentation of Financial Statements”. However, they do not include all of the notes that would be required in a complete set of financial statements. Thus, this interim financial report should be read in conjunction with the consolidated financial statements for the year ended December 31, 2021.

Interim financial results are not necessarily indicative of results anticipated for the full year. The preparation of these unaudited condensed consolidated interim financial statements made in accordance with IAS 34 requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management’s best knowledge of current events and actions, actual results ultimately may differ from those estimates. The areas involving a higher degree of judgment which are significant to the interim condensed consolidated financial statements are disclosed in note 4 to the consolidated financial statements for the year ended December 31, 2021.

A number of new or amended standards and interpretations became applicable for financial periods beginning on or after January 1, 2022. The Group noted that the latter did not have a material impact on the Group’s financial position or disclosures made in the interim condensed consolidated financial statements.

Due to rounding, numbers presented throughout these interim condensed consolidated financial statements may not add up precisely to the totals provided. All ratios and variances are calculated using the underlying amount rather than the presented rounded amount.

3. Critical accounting estimates and judgments

The Group makes estimates and assumptions concerning the future. These estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities or may have had a significant impact on the reported results are disclosed below:

Addex Therapeutics│Interim Condensed Consolidated Financial Statements│Notes

Going concern

The Group’s accounts are prepared on a going concern basis. To date, the Group has financed its cash requirements primarily from share issuances and licensing certain of its research and development stage products. The Group is a development-stage enterprise and is exposed to all the risks inherent in establishing a business. The Group expects that its existing cash and cash equivalents, at the issuance date of these unaudited interim condensed consolidated financial statements, will be sufficient to fund its operations and meet all of its obligations as they fall due, through the end of the first half of 2023. These factors individually and collectively indicate that a material uncertainty exists that raise substantial doubt about the Group's ability to continue as a going concern for one year from the date of issuance of these unaudited interim condensed consolidated financial statements. The future viability of the Group is dependent on its ability to raise additional capital through public or private financings or collaboration agreements to finance its future operations, which may be delayed due to COVID-19 pandemic and the Russia’s invasion of Ukraine. The sale of additional equity may dilute existing shareholders. The inability to obtain funding, as and when needed, would have a negative impact on the Group’s financial condition and ability to pursue its business strategies. If the Group is unable to obtain the required funding to run its operations and to develop and commercialize its product candidates, the Group could be forced to delay, reduce or stop some or all of its research and development programs to ensure it remains solvent. Management continues to explore options to obtain additional funding, including through collaborations with third parties related to the future potential development and/or commercialization of its product candidates. However, there is no assurance that the Group will be successful in raising funds, closing collaboration agreements, obtaining sufficient funding on terms acceptable to the Group, or if at all, which could have a material adverse effect on the Group’s business, results of operations and financial condition.

COVID-19

In early 2020 a coronavirus disease (COVID-19) pandemic developed globally resulting in a significant number of infections and negative effects on economic activity. The Group is actively monitoring the situation and is taking any necessary measures to respond to the situation in cooperation with the various stakeholders.

On June 17, 2022 the Group terminated its dipraglurant US registration program including pivotal Phase 2B/3 and open label clinical trials of dipraglurant in levodopa-induced dyskinesia associated with Parkinson’s disease (PD-LID) due to a slow recruitment of patients, attributed to the consequences of COVID-19 related patient concerns about participation in clinical studies, as well as staffing shortages and turnover within study sites.

Depending on the duration of the COVID-19 crisis and continued negative impact on global economic activity, the Group may have to take additional measures that will have a negative impact on the Group’s business continuity and may experience certain liquidity restraints as well as incur impairments on its assets. The exact impact on the Group’s activities in 2022 and thereafter cannot be reasonably predicted.

Russia’s invasion of Ukraine

On February 24, 2022, Russia invaded Ukraine creating a global conflict. The resulting conflict and retaliatory measures by the global community have created global security concerns, including the possibility of expanded regional or global conflict, which have had, and are likely to continue to have, short-term and more likely longer-term adverse impacts on Ukraine and Europe and around the globe. Potential ramifications include disruption of the supply chain including research and development activities being conducted by the Group and its strategic partners. The Group and partners rely on global networks of contract research organizations to engage clinical study sites and enroll patients, certain of which are in Russia and Ukraine. Delays in research and development activities of the Group and its partners could increase associated costs and, depending upon the duration of any delays, require the Group and its partners to find alternative suppliers at additional expense. In addition, the conflict in Eastern Europe has had significant ramifications on global financial markets, which may adversely impact the ability of the Group to raise capital on favorable terms or at all.

Revenue recognition

Revenue is primarily from fees related to licenses, milestones and research services. Given the complexity of the relevant agreements, judgements are required to identify distinct performance obligations, allocate the transaction price to these performance obligations and determine when the performance obligations are met. In particular, the Group’s judgement over the estimated stand-alone selling price which is used to allocate the transaction price to the performance obligations is disclosed in note 15.

Grants

Grants are recorded at their fair value when there is reasonable assurance that they will be received and recognized as income when the Group has satisfied the underlying grant conditions. In certain circumstances, grant income may be recognized before explicit grantor acknowledgement that the conditions have been met.

Addex Therapeutics│Interim Condensed Consolidated Financial Statements│Notes

Accrued research and development costs

The Group records accrued expenses for estimated costs of research and development activities conducted by third party service providers. The Group records accrued expenses for estimated costs of research and development activities based upon the estimated number of services provided but not yet invoiced, and these costs are included in accrued expenses on the balance sheets and within research and development expenses in the statements of comprehensive loss. These costs are a significant component of research and development expenses. Accrued expenses for these costs are recorded based on the estimated amount of work completed in accordance with agreements established with these third parties.

To date, the Group has not experienced significant changes in the estimates of accrued research and development expenses after a reporting period. However, due to the nature of estimates, the Group may be required to make changes to the estimates in the future as it becomes aware of additional information about the status or conduct of its research activities.

Research and development costs

The Group recognizes expenditure incurred in carrying out its research and development activities, including development supplies, until it becomes probable that future economic benefits will flow to the Group, which results in recognizing such costs as intangible assets, involving a certain degree of judgement. Currently, such development supplies are associated with pre-clinical and clinical trials of specific products that do not have any demonstrated technical feasibility.

Share-based compensation

The Group recognizes an expense for share-based compensation based on the valuation of equity incentive units using the Black-Scholes valuation model. A number of assumptions related to the volatility of the underlying shares and to the risk-free rate are made in this model. Should the assumptions and estimates underlying the fair value of these instruments vary significantly from management’s estimates, then the share-based compensation expense would be materially different from the amounts recognized.

Pension obligations

The present value of the pension obligations is calculated by an independent actuary and depends on a number of assumptions that are determined on an actuarial basis such as discount rates, future salary and pension increases, and mortality rates. Any changes in these assumptions will impact the carrying amount of pension obligations. The Group determines the appropriate discount rate at the end of each period. This is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the pension obligations. In determining the appropriate discount rate, the Group considers the interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability. Other key assumptions for pension obligations are based in part on current market conditions.

4. Interim measurement note

Seasonality of the business: The business is not subject to any seasonality, but expenses and corresponding revenue are largely determined by the phase of the respective projects, particularly with regard to external research and development expenditures.

Costs: Costs that incur unevenly during the financial year are anticipated or deferred in the interim report only if it would also be appropriate to anticipate or defer such costs at the end of the financial year.

5. Segment reporting

Management has identified one single operating segment, related to the discovery, development and commercialization of small-molecule pharmaceutical products.

Information about products, services and major customers

External income of the Group for the three-month and nine-month periods ended September 30, 2022 and 2021 is derived from the business of discovery, development and commercialization of pharmaceutical products. Income was earned from rendering of research services to a pharmaceutical company and grants earned.

Information about geographical areas

External income is exclusively recorded in the Swiss operating company.

Addex Therapeutics│Interim Condensed Consolidated Financial Statements│Notes

Analysis of revenue from contract with customer and other income by nature is detailed as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2022	2021	2022	2021
Collaborative research funding	409,417	682,002	830,008	2,518,820
Grants earned	-	71,478	-	218,330
Other service income	6,282	4,300	16,082	14,931
Total	415,699	757,780	846,090	2,752,081

Analysis of revenue from contract with customer and other income by major counterparties is detailed as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2022	2021	2022	2021
Indivior PLC	409,417	682,002	830,008	2,518,820
Eurostars /Innosuisse	-	71,478	-	218,330
Other counterparties	6,282	4,300	16,082	14,931
Total	415,699	757,780	846,090	2,752,081

For more detail, refer to note 15, “Revenue from contract with customer” and note 16 “Other income”.

The geographical allocation of long-lived assets is detailed as follows:

	September 30, 2022	December 31, 2021
Switzerland	540,613	596,098
United States of America	-	3,536
France	348	374
Total	540,961	600,008

The geographical analysis of operating costs is as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2022	2021	2022	2021
Switzerland	4,575,915	4,324,391	17,840,466	13,952,548
United States of America	5,275	8,581	23,723	25,208
France	1,476	639	3,668	4,821
Total operating costs (note 17)	4,582,666	4,333,611	17,867,857	13,982,577

The capital expenditure during the nine-month period ended September 30, 2022 is CHF 580 (CHF 7,063 for the nine-month period ended September 30, 2021).

6. Cash and cash equivalents

	September 30, 2022	December 31, 2021
Cash at bank and on hand	10,422,835	20,484,836
Total cash and cash equivalents	10,422,835	20,484,836

Split by currency:

	September 30, 2022	December 31, 2021
CHF	54.47%	44.33%
USD	43.12%	54.47%
EUR	1.72%	0.58%
GBP	0.69%	0.62%
Total	100.00%	100.00%

The Group pays interests on CHF cash and cash equivalents and earns interests on USD cash and cash equivalents. The Group invests its cash balances into a variety of current and deposit accounts mainly with Swiss banks.

Addex Therapeutics│Interim Condensed Consolidated Financial Statements│Notes

All cash and cash equivalents were held either at banks or on hand as of September 30, 2022 and December 31, 2021.

7. Other current assets

	September 30, 2022	December 31, 2021
Other financial assets	3,085	17,145
Trade and other receivables	297,671	164,785
Contract asset (Indivior PLC)	159,368	159,636
Prepayments	817,656	1,115,374
Total other current assets	1,277,780	1,456,940

The Group applies the IFRS 9 simplified approach to measuring expected credit losses (“ECL”), which uses a lifetime expected loss allowance for all contract assets, trade receivables and other receivables. As of September 30, 2022, the combined amount of the contract asset, trade receivables and other receivables amounted to CHF 457,039 (CHF 324,421 as of December 31, 2021) including CHF 233,493 for the research agreement with Indivior (CHF 159,636 as of December 31, 2021), CHF 131,848 for the grant from Eurostars/Innosuisse (CHF 131,848 as of December 31, 2021) and CHF 55,032 for four non-governmental debtors (four non-governmental debtors for CHF 3,978 as of December 31, 2021). The Group has considered that the contract asset, trade receivables and other receivables have a low risk of default based on historic loss rates and forward-looking information on macroeconomic factors affecting the ability of the third parties to settle invoices. As a result, expected loss allowance has been deemed as nil as of September 30, 2022 and December 31, 2021. The prepayments decreased by CHF 0.3 million as of September 30, 2022 compared to December 31, 2021 primarily due to amounts prepaid to Contract Research Organization (CROSs).

8. Right-of-use assets

Year ended December 31, 2021	Properties	Equipment	Total
Opening net book amount	543,890	21,454	565,344
Additions	2,000	-	2,000
Depreciation charge	(294,389)	(26,026)	(320,415)
Effect of lease modifications	208,902	17,676	226,578
Disposals	(4,216)	-	(4,216)
Exchange differences	698	-	698
Closing net book amount	456,885	13,104	469,989

As of December 31, 2021	Properties	Equipment	Total
Cost	1,298,569	88,844	1,387,413
Accumulated depreciation	(841,684)	(75,740)	(917,424)
Net book value	456,885	13,104	469,989

Period ended September 30, 2022	Properties	Equipment	Total
Opening net book amount	456,885	13,104	469,989
Depreciation charge	(208,984)	(13,827)	(222,811)
Effect of lease modifications	180,281	5,916	186,197
Closing net book amount	428,182	5,193	433,375

As of September 30, 2022	Properties	Equipment	Total
Cost	1,478,850	13,542	1,492,392
Accumulated depreciation	(1,050,668)	(8,349)	(1,059,017)
Net book value	428,182	5,193	433,375

Addex Therapeutics│Interim Condensed Consolidated Financial Statements│Notes

9. Property, plant and equipment

Year ended December 31, 2021	Equipment	Furniture & fixtures	Chemical library	Total
Opening net book amount	67,760	-	-	67,760
Additions	31,549	-	-	31,549
Depreciation charge	(27,198)	-	-	(27,198)
Closing net book amount	72,111	-	-	72,111

As of December 31, 2021	Equipment	Furniture & fixtures	Chemical library	Total
Cost	1,713,828	7,564	1,207,165	2,928,557
Accumulated depreciation	(1,641,717)	(7,564)	(1,207,165)	(2,856,446)
Net book value	72,111	-	-	72,111

Period ended September 30, 2022	Equipment	Furniture & fixtures	Chemical library	Total
Opening net book amount	72,111	-	-	72,111
Additions	580	-	-	580
Depreciation charge	(24,685)	-	-	(24,685)
Closing net book amount	48,006	-	-	48,006

As of September 30, 2022	Equipment	Furniture & fixtures	Chemical library	Total
Cost	1,714,408	7,564	1,207,165	2,929,137
Accumulated depreciation	(1,666,402)	(7,564)	(1,207,165)	(2,881,131)
Net book value	48,006	-	-	48,006

10. Non-current financial assets

	September 30, 2022	December 31, 2021
Security rental deposits	54,347	57,908
Total non-current financial assets	54,347	57,908

11. Payables and accruals

	September 30, 2022	December 31, 2021
Trade payables	2,994,890	1,787,287
Social security and other taxes	133,113	203,288
Accrued expenses	714,740	1,856,570
Total payables and accruals	3,842,743	3,847,145

All payables mature within 3 months. Accrued expenses and trade payables primarily relate to R&D services from contract research organizations, consultants and professional fees. The increase in trade payables of CHF 1.2 million and the decrease in accrued expenses of CHF 1.1 million are primarily driven by the end of dipraglurant clinical development activities. The carrying amounts of payables do not materially differ from their fair values, due to their short-term nature.

Addex Therapeutics│Interim Condensed Consolidated Financial Statements│Notes

12. Share capital

	Number of shares
	Common shares	Treasury shares	Total
Balance as of January 1, 2021	32,848,635	(5,729,861)	27,118,774
Issue of shares – capital increase	16,424,317	(9,524,317)	6,900,000
Sale of shares under shelf registration	-	7,200	7,200
Sale of shares under sale agency agreement	-	39,940	39,940
Settlement of supplier invoices	-	112,026	112,026
Net purchase of shares under liquidity agreement	-	(26,956)	(26,956)
Balance as of September 30, 2021	49,272,952	(15,121,968)	34,150,984

	Number of shares
	Common shares	Treasury shares	Total
Balance as of January 1, 2022	49,272,952	(11,374,803)	37,898,149
Issue of shares – capital increase	16,000,000	(16,000,000)	-
Sale of shares under shelf registration	-	4,500,000	4,500,000
Exercise of pre-funded warrants	-	9,438,570	9,438,570
Sale of shares under sale agency agreement	-	1,355,248	1,355,248
Net purchase of shares under liquidity agreement	-	(33,623)	(33,623)
Balance as of September 30, 2022	65,272,952	(12,114,608)	53,158,344

As of September 30, 2022, 53,158,344 shares were outstanding excluding 12,114,608 treasury shares. All shares have a nominal value of CHF 0.01 following the reduction of the nominal value effective on July 26, 2022. As of December 31, 2021, 37,898,149 shares were outstanding excluding 11,374,803 treasury shares. All shares had a nominal value of CHF 1.00.

The Group maintains a liquidity agreement with Kepler Cheuvreux. Under the agreement, the Group has provided Kepler with cash and shares to enable them to buy and sell the Company’s shares. As of September 30, 2022, 124,993 (December 31, 2021: 91,370) treasury shares are recorded under this agreement in the treasury share reserve and CHF 3,085 (December 31, 2021: CHF 17,145) is recorded in other financial assets.

On June 21, 2022, the Group entered into a new sale agency agreement with Kepler Cheuvreux whose substantive terms are aligned with the agreement entered into on August 24, 2020, that expired on December 31, 2021. In July 2022, 1,355,248 treasury shares were sold at an average price of CHF 0.34 per share with a gross proceed of CHF 464,954 (39,940 treasury shares for a gross proceed of CHF 80,944 during the nine-month period ended September 30, 2021).

During the nine-month period ended September 30, 2022, the Group did not use its treasury shares to pay consultants, whilst during the nine-month period ended September 30, 2021, the Group used 112,026 treasury shares to purchase services from consultants including 60,638 treasury shares for Roger Mills, the Group’s Chief Medical Officer. The total value of consulting services settled in shares was CHF 160,543.

On July 22, 2022, the Group entered into a securities purchase agreement with Armistice Capital LLC and sold 4,500,000 treasury shares in the form of 750,000 ADSs at a price of USD 1.70 per ADS (CHF 0.27 per share). In addition, 10,500,000 pre-funded warrants, in the form of 1,750,000 ADSs, were sold at a price of USD 1.69 per ADS (CHF 0.27 per share) with an exercise price of USD 0.01 per ADS. The total gross proceeds from the offering amounted to USD 4.2 million (CHF 4.1 million) and directly related share issuance costs of CHF 0.4 million were recorded as a deduction in equity for the three-month and nine-month periods ended September 30, 2022 of which CHF 0.3 million were paid during the third quarter of 2022. From July 22, 2022 to September 30, 2022 Armistice Capital LLC exercised a total of 3,960,000 pre-funded warrants, in a form of 660,000 ADSs, for a total exercise price of USD 6,600. As of September 30, 2022, 6,540,000 pre-funded warrants remain available for exercise.

The Group additionally granted Armistice Capital LLC, 15,000,000 warrants, in the form of 2,500,000 ADSs, with an exercise price of USD 1.90 per ADS (CHF 0.30 per share) and an exercise period of 5 years. The fair value of each of the warrants issued is CHF 0.07 per share or CHF 0.40 per ADS, and has been calculated using the Black-Scholes valuation model and recorded in equity as a cost of the offering for the three-month and nine-month periods ending September 30, 2022. Fair value calculation assumptions included volatility of 64.61% and an annual risk-free rate of +0.05%. The total fair value of the warrants issued of CHF1.0 million has been recorded in equity as a cost of the offering.

Addex Therapeutics│Interim Condensed Consolidated Financial Statements│Notes

On July 19, 2022, the nominal value of the issued, conditional and authorized share capital has been reduced from CHF 1.00 to CHF 0.01 with effect on SIX Swiss Exchange and Nasdaq Stock Market on July 26, 2022. As a consequence, the share capital was reduced to CHF 652,730. The decrease of CHF 64.6 million in share capital remains in equity and has been reclassed to other equity. The total number of issued, outstanding, conditional and authorized shares remained the same.

On February 2, 2022, the Company issued 16,000,000 new shares from the authorized capital to its 100% owned subsidiary, Addex Pharma SA, at CHF 1.00. These shares are held as treasury shares, hence the operation does not impact the outstanding share capital. Directly related share issuance costs of CHF 0.2 million were recorded as a deduction in equity.

On December 16, 2021, the Group entered into a securities purchase agreement with Armistice Capital LLC and sold 3,752,202 treasury shares in the form of 625,367 American depositary share (ADS) listed on the Nasdaq stock market at a price of USD 1.08 (CHF 1.00) per share, equivalent to USD 6.50 (CHF 6.00) per ADS. In addition, 5,478,570 pre-funded warrants in the form of 913,095 ADS were sold at a price of USD 1.08 (CHF 0.99) per share, equivalent to USD 6.49 (CHF 5.99) per ADS with an exercise price of USD 0.01 per ADS. The total gross proceeds of this offering amounted to USD 10 million (CHF 9.2 million) and directly related share issuance costs of CHF 1.4 million were recorded as a deduction in equity for the year ended December 31, 2021 of which CHF 0.5 million has been paid during the first quarter of 2022. In July 2022, Armistice Capital LLC exercised all the pre-funded warrants in a form of 913,095 ADSs for a total exercise price of USD 9,131.

The Group additionally issued to Armistice Capital LLC, 9,230,772 warrants to purchase 1,538,462 ADS with an exercise price of USD 1.08 (CHF 1.00) per share, equivalent to USD 6.5 (CHF 6.00) per ADS. The fair value of each of the warrants issued is CHF 0.40 per share, CHF 2.4 per ADS, and has been calculated using the Black-Scholes valuation model and recorded in equity as a cost of the offering for the year ended December 31, 2021. Fair value calculation assumptions included volatility of 55.57% and an annual risk-free rate of -0.64%. The total fair value of the warrants issued of CHF 3.7 million has been recorded in equity as a cost of the offering.

On April 23, 2021, the Company issued 9,524,317 new shares from the authorized capital to its 100% owned subsidiary, Addex Pharma SA, at CHF 1.00. These shares are held as treasury shares, hence the operation does not impact the outstanding share capital.

On January 8, 2021, the Company issued 6,900,000 registered shares, with a nominal value of CHF 1.00 each, at an issue price of CHF 1.46. Out of the total new shares, 6,750,000 are in the form of ADS. The gross proceeds amounted to CHF 10.1 million (USD 11.5 million) and directly related share issuance costs of CHF 1.8 million were recorded as a deduction in equity.

13. Share-based compensation

The total share-based compensation expense recognized in the statement of comprehensive loss for equity incentive units granted to directors, executives, employees and consultants for the three-month and nine-month periods ended September 30, 2022 amounted to CHF 897,996 and CHF 2,997,307, respectively (CHF 381,065 and CHF 904,016 for the three-month and nine-month periods ended September 30, 2021).

As of September 30, 2022, 12,482,425 options were outstanding (8,615,885 options as of December 31, 2021). During the nine-month period ended September 30, 2022, the Group granted 3,902,370 options with vesting over 4 years and a 10-year exercise period. Of these new options, 3,846,657 were granted at an exercise price of CHF 1.00 on April 12, 2022, 49,713 were granted at an exercise price of CHF 1.04 on April 12, 2022 and 6,000 were granted at an exercise price of CHF 1.00 on May 2, 2022.

As of September 30, 2022 and December 31, 2021, a total of 198,750 equity sharing certificates (ESCs) were outstanding.

On August 2, 2022, the exercise price of 12,235,963 options and 198,750 equity sharing certificates (ESCs) was reduced from CHF 1.0 to CHF 0.19 and the share-based compensation related to the fair value adjustment for the reduction in the exercise price was recognized over the remaining vesting period of the respective equity incentive units or immediately for fully vested units and amounted to CHF 500,896 for the three-month period ended September 30, 2022.

On January 4, 2022, the exercise price of 8,186,045 options and 198,750 equity sharing certificates (ESCs) was reduced to CHF 1.00 and the share-based compensation related to the fair value adjustment for the reduction in the exercise price was recognized over the remaining vesting period of the respective equity incentive units or immediately for fully vested units and amounted to CHF 51,832 and CHF 1,502,106 for the three-month and nine-month periods ended September 30, 2022, respectively.

Addex Therapeutics│Interim Condensed Consolidated Financial Statements│Notes

14. Retirement benefits obligations

The amounts recognized in the statement of comprehensive loss are as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2022	2021	2022	2021
Current service cost	(67,814)	(104,452)	(238,678)	(267,891)
Past service cost	-	-	36,459	219,104
Interest cost	(9,705)	(6,384)	(29,115)	(18,505)
Interest income	6,995	3,858	20,987	11,572
Company pension amount (note 18)	(70,524)	(106,978)	(210,347)	(55,720)

The conversion rates have changed in April 2022 and January 2021 which has led to a positive past service cost for the nine-month period ended September 30, 2022 and 2021.

The amounts recognized in the balance sheet are determined as follows:

	September 30, 2022	December 31, 2021
Defined benefit obligation	(7,510,251)	(9,276,675)
Fair value of plan assets	7,515,484	7,995,150
Funded status surplus / (shortfall)	5,233	(1,281,525)

At September 30, 2022, the funded status are in surplus due to the increase of the discount rate to 2.30% as of September 30, 2022 compared to 0.35% as of December 31, 2021. Consequently, the defined benefit obligation and the fair value of plan assets decreased by CHF 1.8 million and CHF 0.5 million, respectively, as of September 30, 2022 compared to December 31, 2021.

15. Revenue from contract with customer

License & research agreement with Indivior PLC

On January 2, 2018, the Group entered into an agreement with Indivior for the discovery, development and commercialization of novel GABAB PAM compounds for the treatment of addiction and other CNS diseases. This agreement included the selected clinical candidate, ADX71441. In addition, Indivior agreed to fund a research program at the Group to discover novel GABAB PAM compounds.

The contract contains two distinct material promises and performance obligations: (1) the selected compound ADX71441 which falls within the definition of a licensed compound, whose rights of use and benefits thereon was transferred in January 2018 and, (2) the research services to be conducted by the Group and funded by Indivior to discover novel GABAB PAM compounds for clinical development that may be discovered over the research term of the agreement and selected by Indivior.

Indivior has sole responsibility, including funding liability, for development of selected compounds under the agreement through preclinical and clinical trials, as well as registration procedures and commercialization, if any, worldwide. Indivior has the right to design development programs for selected compounds under the agreement. Through the Group’s participation in a joint development committee, the Group reviews, in an advisory capacity, any development programs designed by Indivior. However, Indivior has authority over all aspects of the development of such selected compounds.

Under terms of the agreement, the Group granted Indivior an exclusive license to use relevant patents and know-how in relation to the development and commercialization of product candidates selected by Indivior. Subject to agreed conditions, the Group and Indivior jointly own all intellectual property rights that are jointly developed and the Group or Indivior individually own all intellectual property rights that the Group or Indivior develop individually. The Group has retained the right to select compounds from the research program for further development in areas outside the interest of Indivior including Charcot-Marie-Tooth type 1A neuropathy, or CMT1A, Chronic Cough and pain. Under certain conditions, but subject to certain consequences, Indivior may terminate the agreement.

Addex Therapeutics│Interim Condensed Consolidated Financial Statements│Notes

In January 2018, the Group received, under the terms of the agreement, a non-refundable upfront fee of USD 5.0 million for the right to use the clinical candidate, ADX71441, including all materials and know-how related to this clinical candidate. In addition, the Group is eligible for payments on successful achievement of pre-specified clinical, regulatory and commercial milestones totaling USD 330 million and royalties on net sales of mid-single digits to low double-digits.

On February 14, 2019, Indivior terminated the development of their selected compound, ADX71441. Separately, Indivior funds research at the Group, based on a research plan to be mutually agreed between the parties, to discover novel GABAB PAM compounds. These future novel GABAB PAM compounds, if selected by Indivior, become licensed compounds. The Group agreed with Indivior to an initial research term of two years, which can be extended by twelve-month increments and a minimum annual funding of USD 2 million for the Group’s R&D costs incurred. R&D costs are calculated based on the costs incurred in accordance with the contract. Following Indivior’s selection of one newly identified compound, the Group has the right to also select one additional newly identified compound. The Group is responsible for the funding of all development and commercialization costs of its selected compounds and Indivior has no rights to the Group’s selected compounds. The initial two-year research term was expected to run from May 2018 to April 2020. In 2019, Indivior agreed an additional research funding of USD 1.6 million, for the research period. On October 30, 2020, the research term was extended until June 30, 2021 and Indivior agreed an additional research funding of USD 2.8 million. Effective May 1, 2021, the research term was extended until July 31, 2022 and Indivior agreed an additional research funding of CHF 3.7 million, of which CHF 2.7 million has been paid to the Group and CHF 1.0 million paid directly by Indivior to third party suppliers that are supporting the funded research program. In August 2022, the research agreement was extended until March 31, 2023 with additional funding of CHF 0.85 million. The reserved indications, where Addex retains exclusive rights to develop its own independent GABAB PAM program, have also been expanded to include other indications such as chronic cough, in addition to the rights to develop certain retained compounds for Charcot-Marie-Tooth type 1A neuropathy (CMT1A) and pain.

For the three-month and nine-month periods ended September 30, 2022, the Group recognized CHF 0.4 million and CHF 0.8 million as revenue (For the three-month and the nine-month periods ended September 30, 2021, CHF 0.7 million and CHF 2.5 million, respectively) and recorded a combined amount of CHF 0.2 million in contract asset and trade receivable as of September 30, 2022 (December 31, 2021: CHF 0.2 million).

Janssen Pharmaceuticals Inc. (formerly Ortho-McNeil-Janssen Pharmaceuticals Inc).

On December 31, 2004, the Group entered into a research collaboration and license agreement with Janssen Pharmaceuticals Inc. (JPI). In accordance with this agreement, JPI has acquired an exclusive worldwide license to develop mGlu2 PAM compounds for the treatment of human health. The Group is eligible to receive up to EUR 109 million in success-based development and regulatory milestone, and low double-digit royalties on net sales. The Group considers these various milestones to be variable consideration as they are contingent upon achieving uncertain, future development stages and net sales. For this reason, the Group considers the achievement of the various milestones as binary events that will be recognized as revenue upon occurrence.

No amounts have been recognized under this agreement in the three-month and nine-month periods ended September 30, 2022 and 2021.

16. Other income

Under a grant agreement with Eurostars/Innosuisse the Group is required to complete specific research activities within a defined period of time. The Group’s funding is fixed and received based on the satisfactory completion of the agreed research activities and incurring the related costs.

The Group was awarded a grant by Eurostars/Innosuisse in 2019 for CHF 512,032 of which CHF 380,184 were paid as of September 30, 2022. As of September 30, 2022 and December 31, 2021, the amount recognized by the Group as other receivables remains stable at CHF 131,848 and is expected to be received in the fourth quarter of 2022 in accordance with the grant conditions.

The Group additionally recognized other income from IT consultancy agreements.

For the three-month and nine-month periods ended September 30, 2022, the Group recognized CHF 6,282 and CHF 16,082, respectively as other income (CHF 75,778 and CHF 233,261 for the three-month and nine-month periods ended September 30, 2021). The decrease is primarily due to the Group not recognizing any income from Eurostars/Innosuisse during the three-month and nine-month periods ended September 30, 2022, in accordance with the grant conditions.

Addex Therapeutics│Interim Condensed Consolidated Financial Statements│Notes

17. Operating costs

	For the three months ended September 30,		For the nine months ended September 30,
	2022	2021	2022	2021
Staff costs (note 18)	1,573,011	1,306,553	5,118,068	3,469,897
Depreciation (notes 8/9)	77,318	87,738	247,496	264,647
External research and development costs	1,737,712	1,805,413	8,922,204	6,546,750
Laboratory consumables	78,741	83,224	260,952	222,130
Patent maintenance and registration costs	63,307	52,819	235,156	197,780
Professional fees	408,507	342,410	1,190,051	1,271,156
Short-term leases	10,959	7,330	38,820	23,767
D&O Insurance	397,753	397,604	1,193,441	1,193,462
Other operating costs	235,358	250,520	661,669	792,988
Total operating costs	4,582,666	4,333,611	17,867,857	13,982,577

The evolution of the total operating costs is mainly driven by external research and development expenses, staff costs, D&O insurance, professional fees and other operating costs.

During the nine-month period ended September 30, 2022, total operating costs increased by CHF 3.9 million compared to the same period ended September 30, 2021, primarily due to increased external research and development costs of CHF 2.4 million of which CHF 2.0 million relate to dipraglurant clinical development activities. During the same period, staff costs increased by CHF 1.6 million mainly due to higher share-based compensation costs (note 18).

During the three-month period ended September 30, 2022, total operating costs increased by CHF 0.2 million compared to the same period ended September 30, 2021, primarily due to increased staff costs mainly due to higher share-based compensation costs (note 18).

18. Staff costs

	For the three months ended September 30,		For the nine months ended September 30,
	2022	2021	2022	2021
Wages and salaries	671,563	798,639	2,144,439	2,391,241
Social charges and insurances	87,955	89,866	307,643	307,472
Value of share-based services	742,969	311,070	2,455,639	715,464
Retirement benefit (note 14)	70,524	106,978	210,347	55,720
Total staff costs	1,573,011	1,306,553	5,118,068	3,469,897

During the nine-month period ended September 30, 2022, total staff costs increased by CHF 1.6 million compared to the same period ended September 30, 2021, primarily due to higher share-based compensation cost due to the reduction of the exercise price of equity incentive units granted to employees. On January 4, 2022, the exercise price of 6,861,873 options and 181,750 equity sharing certificates (ECS) granted to employees have been reduced to CHF 1.00. Then, the exercise price of 10,078,639 options and 181,750 equity sharing certificates (ECS) granted to employees have been reduced from CHF 1.00 to CHF 0.19, on August 2, 2022.

During the three-month period ended September 30, 2022, total staff costs increased by CHF 0.3 million compared to the same period ended September 30, 2021, primarily due to higher share-based compensation cost due to the reduction of the exercise price of equity incentive units granted to employees, effective on August 2, 2022.

19. Finance result, net

	For the three months ended September 30,		For the nine months ended September 30,
	2022	2021	2022	2021
Interest income	3,605	1,239	3,904	4,568
Interest cost	(1,509)	(4,469)	(25,878)	(35,873)
Interest expense on leases	(4,875)	(5,520)	(15,252)	(17,795)
Foreign exchange (losses)/gains, net	62,116	(13,612)	(93,624)	351,641
Finance result, net	59,337	(22,362)	(130,850)	302,541

Addex Therapeutics│Interim Condensed Consolidated Financial Statements│Notes

20. Loss per share

Basic and diluted loss per share is calculated by dividing the loss attributable to equity holders of the Company by the weighted average number of shares in issue during the period excluding shares purchased by the Group and held as treasury shares.

	For the three months ended September 30,		For the nine months ended September 30,
	2022	2021	2022	2021
Loss attributable to equity holders of the Company	(4,107,630)	(3,598,193)	(17,152,617)	(10,927,955)
Weighted average number of shares in issue	47,785,707	34,122,052	41,238,494	33,900,655
Basic and diluted loss per share	(0.09)	(0.11)	(0.42)	(0.32)

The Company has three categories of dilutive potential shares as of September 30, 2022 and 2021: equity sharing certificates (“ESCs”), share options and warrants. For the three-month and nine-month periods ended September 30, 2022 and 2021, equity sharing certificates, share options and warrants have been ignored in the calculation of the loss per share, as they would be antidilutive.

21. Related party transactions

Related parties include members of the Board of Directors and the Executive Management of the Group. The following transactions were carried out with related parties:

Key management compensation	For the three months ended September 30,		For the nine months ended September 30,
	2022	2021	2022	2021
Salaries, other short-term employee benefits and post-employment benefits	348,262	370,108	1,270,926	1,163,185
Consulting fees	20,403	50,052	144,110	171,906
Share-based compensation	781,638	308,545	2,603,742	729,766
Total	1,150,303	728,705	4,018,778	2,064,857

Salaries, other short-term employee benefits and post-employment benefits relate to members of the Board of Directors and Executive Management who are employed by the Group. Consulting fees relate mainly to Roger Mills, a member of the Executive Management who delivers his services to the Group under a consulting contract. The Group has a net payable to the Board of Directors and Executive Management of CHF 155,403 as of September 30, 2022 (December 31, 2021: CHF 172,443).

22. Events after the balance sheet date

On October 5, 2022, the Group issued 5,423,076 equity incentive units with an exercise price of CHF 0.13 and the related share-based compensation amount of CHF 0.5 million will be recognized over the remaining vesting period of the equity incentive units. In addition, the exercise price of 12,372,243 equity incentive units was reduced to CHF 0.13 and the related share-based compensation adjustment of CHF0.2 million will be be recognized over the remaing vesting period of the equity incentive units.

On October 26, 2022, 17,438,883 equity incentive units were exercised as part of an employee and director retention plan with 17,438,883 shares being issued from conditional capital with 10,193,572 shares being subject to sales restrictions.

On October 31, 2022, the Company issued 32,636,476 new shares from authorized capital to its fully owned subsidiary, Addex Pharma SA, at CHF 0.01 per share. These shares are held as treasury shares, hence the operation does not impact the number of shares outstanding.

On November 2, 2022 Armistice Capital LLC exercised pre-funded warrants for 2,172,000 shares in a form of 362,000 ADSs. Hence, the number of outstanding shares increased to 72,779,932.